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February 17, 2009

Hanhui Sun
Chief Financial Officer
Kongzhong Corporation
35th Floor, Tengda Plaza
No. 168 Xiwai Street, Haidian District
Beijing, China 100044

      Re: Kongzhong Corporation
              Form 20-F for the Fiscal Year Ended December 31, 2007
              Filed on June 19, 2008
              File No. 000-50826

Dear Mr. Sun:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief